Hamilton Beach Brands

Dana B. Sykes, Esq. - Vice President, General Counsel and Secretary

March 21, 2019

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:     Joshua Shainess

Re:	Hamilton Beach Brands Holding Company

Registration Statement on Form S-4

Filed March 6, 2019

File No. 333-230107

Ladies and Gentlemen:

On behalf of Hamilton Beach Brands Holding Company (the “Company”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-230107) of the Company be declared effective at 4:00 p.m. on Monday, March 25, 2019, or as soon thereafter as practicable. The Company respectfully requests that you notify Andrew C. Thomas of such effectiveness by a telephone call to (216) 586-1041.

Please contact Andrew C. Thomas of Jones Day at (216) 586-1041 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

HAMILTON BEACH BRANDS HOLDING COMPANY

By:	/s/ Dana B. Sykes
Dana B. Sykes
Vice President, General Counsel and Secretary

cc:    Andrew C. Thomas, Esq.